06014585

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

June 14, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's **Amendment** Form 1, filed June 14, 2006 for symbol CU

The Symbol for Canadian Utilities Limited was changed on June 7, 2006 from CU.NV to CU.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

dlw 6/22

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

AMENDMENT

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	05/01/2006 - 05/31/2006

Summary

Issued & Outstanding Opening Balance :	82,919,486	As at :	05/01/2006

	Effect on Issued & Outstanding Securities
Stock Option Plan	52,500
Other Issuances and Cancellations	-239,000
Issued & Outstanding Closing Balance :	82,732,986

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,461,100**	As at :	05/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2006	N		52,500		
05/05/2006	N	2,000			
Totals		2,000	52,500	0	0

Stock Options Outstanding Closing Balance:	**1,410,600**	As at :	05/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2006	Conversion (General)	7,000
05/31/2006	Issuer Bid	-246,000
Totals		-239,000

Filed on behalf of the Issuer by:

Name:	Patricia Rigey
Phone:	403 292-7664
Email:	patricia.rigey@atco.com
Submission Date:	06/14/2006 11:10:44
Last Updated:	06/14/2006 11:05:19